UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 27, 2025, Mainz Biomed N.V. (the “Company”) issued a press release titled “Mainz Biomed N.V. Regains Compliance with Nasdaq Capital Market Listing Requirements” announcing that it has regained compliance with Nasdaq’s minimum equity requirement and is in compliance with all the Nasdaq listing requirements. A copy of this press release is furnished herewith as Exhibit 99.1.

This current report on Form 6-K and the exhibit hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished..

Exhibit No.	Exhibit
99.1	Press release titled: “Mainz Biomed N.V. Regains Compliance with Nasdaq Capital Market Listing Requirements”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 27, 2025	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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